EXHIBIT  D  (2  PAGES)








March    30,    1998



via    FACSIMILE
     ---------


Vance    M.    Arnold
Executive    Vice    President
Renaissance    Capital    Group,    Inc.
8080    N.    Central    Expressway
Suite    210-LB    59
Dallas,    TX        75206-1857

Dear    Mr.    Arnold:

Scientific Software-Intercomp, Inc. on March 27, 1998 signed an agreement for its acquisition by Baker Hughes Incorporated. That agreement is conditioned upon the acceptance by Renaissance Partners II Ltd. (Renaissance) at the closing of the acquisition of a promissory note for $1.3 million in satisfaction of the $1.5 million of principal plus accrued interest (and any other charges) which will be owed to Renaissance at closing and in satisfaction of warrants held by Renaissance to purchase up to 450,000 shares of common stock of SSI. The promissory note will bear simple interest of seven percent per annum and the note will become payable on July 1, 1999.

The transaction will be as I described to you previously. Depending on the agreement with Halliburton, the proceeds to common shareholders will be between $.30 and $.50 per common share. We believe that we have an agreement with Halliburton which could result in common shareholders receiving $.49 per share, but in any event no less than $.30 per share. A copy of the agreement
of    SSI    with    Baker    Hughes    is    attached.

Vance    M.    Arnold
March    30,    1998
Page    2




We understand that the foregoing payments are acceptable to Renaissance and that Renaissance Capital Group, Inc. is authorized on behalf of Renaissance to agree to the foregoing. Accordingly, please sign and return by facsimile to 303/894-0475 a copy of this letter to indicate such agreement. It should finally be understood that in connection with completing the formal documentation for the acquisition of SSI by Baker Hughes, it will of course be necessary for SSI and Renaissance to enter into a fuller agreement containing
the    terms    set    forth    above.

Very    truly    yours,

SCIENTIFIC    SOFTWARE-INTERCOMP,    INC.



By          /s/  George  Steel
            ------------------
    George    Steel,    President    and    Chief    Executive    Officer




Agreed    to    this    31st    day    of    March,  1998
                        ----                 -----

RENAISSANCE    CAPITAL    GROUP,    INC.



By          /s/  Vance  Arnold
            ------------------
    Vance    M.    Arnold,    Executive    Vice    President